United States securities and exchange commission logo





                              July 12, 2022

       Tiewei Song
       Chief Executive Officer
       BIMI International Medical Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI International
Medical Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            File No. 001-34890

       Dear Mr. Song:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 1

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but a Delaware holding company with
operations conducted by your subsidiaries based in China and that this structure involves
unique risks to investors. Provide a cross-reference to your detailed discussion of risks
facing the company and the offering as a result of this structure.
                                                        Additionally, your
disclosure should also acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a
material change in the value of the securities you are registering for sale, including that it
could cause the value of such securities to significantly decline or become worthless.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     12, 2022
July 12,
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FirstName LastName
         based in or having the majority of the company   s operations in China
and Hong Kong.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange.
3.       We note your disclosure about the Holding Foreign Companies
Accountable Act
         (   HFCAA   ); please also discuss the Accelerating HFCAA.
Additionally, please include a
         cross-reference to a revised risk factor that discusses in detail the inspection time frames under both the HFCAA and Accelerating HFCAA.
4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your company, including your subsidiaries, to the holding company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your risk factor section, as well.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in your business section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.
7. Please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the
         PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.
8.       In your diagram of the company   s corporate structure, please
identify the person or entity
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     12, 2022
July 12,
Page  3 2022 Page 3
FirstName LastName
         that owns the equity in each depicted entity, including BIMI International Medical Inc.
         Please also indicate the jurisdiction of incorporation for each entity, and clearly indicate which operate in Hong Kong or the PRC. Please identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted.
9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. Disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. Please revise to affirmatively state, if true, that you do not use a VIE structure.
Item 1A. Risk Factors, page 14

12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
 Tiewei Song
BIMI International Medical Inc.
July 12, 2022
Page 4
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill, page 41

13. We note for the year ended December 31, 2021 you recorded impairment of goodwill of
         $26.1 million due to the pandemic and lockdowns. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or disclose that the fair value of your reporting units are substantially in excess of carrying value and are not at risk of failing. For each reporting unit at risk of failing, disclose the following:

                the percentage by which fair value exceeded carrying value at the date of the most recent test;
                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Refer to Item 303(b)(3) of Regulation S-K.
Results of Operations
Operating expenses, page 45

14. You identify what is included in operating expenses but provide no comparative discussion. Please revise. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes.
         Refer to Item 303(b) of Regulation S-K.
Consolidated Statements of Operations and Comprehensive Loss, page F-5

15. Please present impairment loss of goodwill as an operating expense in your calculation of loss LastNameTiewei
FirstName   from operations. Song
Comapany
16.         NameBIMI
       We note          International
                your disclosure       Medical
                                 on page        Inc.
                                          45 that operating expenses include
amortization of
       convertible notes.
July 12, 2022 Page 4       Please reclassify this amortization to non-operating
expense.
FirstName LastName
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     12, 2022
July 12,
Page  5 2022 Page 5
FirstName LastName
Notes to the Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Inventories, page F-12

17. We note your policy that inventories are stated at the lower of cost or market value.
         Market value is defined as    the middle (the second highest) value
among an inventory
         item   s replacement cost, market ceiling and market floor.    Please
explain market ceiling
         and market floor and discuss how your definition of market value reflects the guidance in
         ASC 330.
Revenue recognition, page F-14

18. Please disclose sufficient information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of each material revenue stream.
         Refer to ASC 606-10-50.
Note 4. The Acquisition of the Guanzan Group, page F-19

19. For this acquisition and the acquisitions disclosed in subsequent notes, please reconcile the consideration disclosed to the total net assets acquired.
8. The Acquisition of Zhuoda, page F-23

20. We note you completed the acquisition of Zhuoda on October 8, 2021. You state the purchase price was approximately $11.4M payable in stock, including contingent consideration of $4.8M based on the performance of Zhuoda in 2022 and 2023. Please explain how you are accounting for this contingent consideration and whether it was considered probable at acquisition date and at December 31, 2021.
20. Loans, page F-30

21. Please disclose the interest rates and terms of your loans. In addition, disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Refer to ASC 470-10-50.
 Tiewei Song
FirstName  LastNameTiewei   Song
BIMI International Medical Inc.
Comapany
July       NameBIMI International Medical Inc.
     12, 2022
July 12,
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FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services